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                                CASH INCOME TRUST
                                 AMENDMENT NO. 2
                                       TO
                              DECLARATION OF TRUST

      The undersigned, being a majority of the Trustees of Cash Income Trust (the "Trust"), created and existing under a Declaration of Trust dated October 5, 1981 and a First Supplemental Declaration of Trust dated May 8, 1987 (together the "Declaration of Trust"), copies of which are on file in the office of the Secretary of State of the Commonwealth of Massachusetts, do hereby consent to and adopt the following Amendment No. 2 to the Declaration of Trust, such amendment having been duly authorized by unanimous vote of the Board of Trustees of the Trust:

      Article 1, Section 1 of the Declaration of Trust shall be and is hereby amended and restated in its entirety as follows:

      Name. This Trust shall be known as the "Money Market Portfolio" and the Trustees shall conduct the business of this Trust under that name or any other name as they may from time to time determine.

      The foregoing Amendment shall become effective upon the filing of an original executed copy of this instrument with the Secretary of State of the Commonwealth of Massachusetts.

      IN WITNESS WHEREOF, we have hereunto set our hands for ourselves and for our successors and assigns on the 30th day of January, 1998.


/s/Heath B. McLendon                /s/   Lewis Mandell

/s/Knight Edwards                   /s/   Robert E. McGill III

/s/Frances M. Hawk


State of Connecticut:)
                     ) ss
County of Hartford   )

      There personally appeared before me the above-named Trustees of Cash Income Trust and acknowledged the foregoing instrument to be their free act and deed.

                                          /s/ Gail S. Thompson, Notary

The address of the Trust is One Tower Square, Hartford, Connecticut, 06183. The address of the Trustees is c/o of the Trust, One Tower Square, Hartford, Connecticut 06183.